SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                            KINDRED HEALTHCARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    494580103
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       450 Park Avenue                               Lowenstein Sandler PC
       28th Floor                                    65 Livingston Avenue
       New York, New York  10022                     Roseland, New Jersey  07068
       (212) 421-2600                                (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 494580103
--------------------------------------------------------------------------------
     1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
          (a)            Not
          (b)         Applicable

--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions):    WC

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization:

                                  United States

--------------------------------------------------------------------------------
     Number of                       7) Sole Voting Power:            *
     Shares Beneficially                ----------------------------------------
     Owned by                        8) Shared Voting Power:          *
     Each Reporting                     ----------------------------------------
     Person With:                    9) Sole Dispositive Power:       *
                                        ----------------------------------------
                                    10) Shared Dispositive Power:     *
                                        ----------------------------------------

--------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    1,180,972*

--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                           Not Applicable

--------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11):

                           7.9%*

--------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions):

                           IA, IN

--------------------------------------------------------------------------------

* Cerberus Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), is the holder of 245,172 shares of common stock ("Shares") of Kindred Healthcare, Inc. (formerly Vencor, Inc.) (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 628,863 Shares and various other private investment funds (the "Funds") own in the aggregate 306,937 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Institutional, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,180,972 Shares, or 7.9% of those deemed issued and outstanding. See Item 5 for further information.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the common stock, par value $0.25 per share (the "Shares"), of Kindred Healthcare, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 680 South Fourth Street, Louisville, Kentucky 40202.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the investment manager for Cerberus Institutional, L.P. ("Institutional"), Cerberus International, Ltd. ("International") and various other private investment funds (the "Funds"). Mr. Feinberg, Institutional, International and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Shares reported herein were acquired in connection with the Company's emergence from bankruptcy on April 20, 2001. On that date, pursuant to the consummation of the Plan of Reorganization of Vencor, Inc., the predecessor of the Company ("Vencor"), under Chapter 11 of the United States Bankruptcy Code (the "Plan of Reorganization"), the Shares reported herein were issued in exchange for the interests held by Institutional, International and the Funds in indebtedness of Vencor pursuant to a credit agreement, dated as of April 29, 1998 (the "Credit Agreement"), by and among, among others, Vencor and the lenders party thereto. The interests of Institutional, International and the Funds in the loans made pursuant to the Credit Agreement were extinguished pursuant to the terms of the Plan of Reorganization. None of Mr. Feinberg, Institutional, International nor the Funds paid any additional consideration for the Shares received pursuant to the Plan of Reorganization.

Item 4.   Purpose of Transaction.
          ----------------------

          As described in the response to Item 3 above, the Shares reported herein (as well as new indebtedness of the Company) were acquired in exchange for indebtedness of Vencor pursuant to the Plan of Reorganization. The holding of indebtedness of Vencor pursuant to the Credit Agreement was, and the holding of the securities referred to in Item 5 is, for investment purposes and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information obtained from the Company, as of April 20, 2001, there were 15,000,000 Shares issued and outstanding. As of April 20, 2001, Institutional is the holder of 245,172 Shares, International is the holder of 628,863 Shares and the Funds in the aggregate hold 306,937 Shares. Mr. Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Institutional, International and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,180,972 Shares, or 7.9% of those deemed issued and outstanding.

          Except as described in this Schedule 13D, Mr. Feinberg has not effected any transactions in the Shares during the sixty days preceding the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not Applicable.


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                          May 1, 2001


                                          /s/ Stephen Feinberg
                                          --------------------------------------
                                          Stephen  Feinberg,  in   his  capacity
                                          as the investment manager for Cerberus
                                          Institutional Partners, L.P., Cerberus
                                          International, Ltd. and the Funds


ATTENTION:  INTENTIONAL  MISSTATEMENTS OR  OMISSIONS OF  FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).